787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 25, 2024

VIA EDGAR

David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Preliminary Proxy Materials on Schedule 14A

for the Registrants listed on Appendix A hereto

Dear Mr. Orlic:

On behalf of BlackRock California Municipal Income Trust (“BFZ”), BlackRock Capital Allocation Term Trust (“BCAT”), BlackRock ESG Capital Allocation Term Trust (“ECAT”), BlackRock Health Sciences Term Trust (“BMEZ”), BlackRock Innovation and Growth Term Trust (“BIGZ”), BlackRock Municipal Income Fund, Inc. (“MUI”), BlackRock MuniHoldings New York Quality Fund, Inc. (“MHN”), BlackRock MuniYield New York Quality Fund, Inc. (“MYN”), BlackRock MuniYield Pennsylvania Quality Fund (“MPA”), BlackRock New York Municipal Income Trust (“BNY”) and BlackRock Science and Technology Term Trust (“BSTZ”) (collectively, the “Funds”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Eli Schwartz of Willkie Farr & Gallagher LLP by telephone on April 18, 2024 regarding the preliminary proxy materials filed with the Commission on April 9, 2024 by each Fund (the “Preliminary Proxy Materials”) and the additional solicitation materials filed with the Commission on April 10, 2024 or April 16, 2024, as applicable, by each Fund other than MUI (the “Additional Solicitation Materials”).

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the applicable Preliminary Proxy Materials.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

April 25, 2024

Comment No. 1:	Preliminary Proxy Materials for each of ECAT, BIGZ and MPA. The Staff had the following comments relating to the following statement in the Question and Answer section, in the response to the question “What other information should I know in deciding how to vote?”: “…Saba is attempting to take complete control of the Board for its own benefit without regard to other shareholders…”

Comment No. 1a:	Please qualify the above-mentioned statement to reflect that it is based on management’s belief:

Response:	In response to the above comment, the relevant portion of the above-referenced statement will be revised as follows (additions underlined):

“…the Board believes that Saba is attempting...”

Comment No. 1b:	Please confirm that there are no circumstances under applicable state law or the applicable Fund’s organizational documents requiring supermajority approval or that would modify “complete control.”

Response:	In response to the above comment, the relevant portion of the above-referenced statement will be revised as follows (additions underlined; deletions in ~~strikethrough~~):

“…attempting to take ~~complete~~ control of a majority of the Board for its own benefit without regard to other shareholders…”

Comment No. 1c:	Please confirm that the portion of the above-mentioned statement pertaining to “complete control” is not used in the Preliminary Proxy Materials of any Fund for which a shareholder has submitted nominees for less than a majority of the Board.

Response:	The Funds confirm that the portion of the above-mentioned statement pertaining to “complete control” is not used in the Preliminary Proxy Materials of any Fund for which a shareholder has submitted nominees for less than a majority of the Board.

Comment No. 2:	Preliminary Proxy Materials for each of BFZ, MUI, MHN, MYN, MPA and BNY. In the section entitled “Vote Required and Manner of Voting Proxies,” please advise as to the meaning of the following sentence: “Preferred Shares of the Fund held in ‘street name’ may be counted for purposes of establishing a quorum of shareholders if no instructions are received one business day before the meeting or, if adjourned, postponed, or delayed, one business day before the day to which the meeting is adjourned, postponed, or delayed.”

Response:	The above-mentioned sentence will be removed in the definitive proxy materials.

April 25, 2024

Comment No. 3:	All Preliminary Proxy Materials. Page D-1 of the Preliminary Proxy Materials states that “[t]he [Trust/Fund] compensates the CCO for his services as its CCO.” Please provide the aggregate compensation amount for the CCO by the relevant Fund or otherwise confirm to the Staff why the Funds believe this disclosure is not required.

Response:	The Funds believe this disclosure is not required by Item 22(b)(13) of Schedule 14A because the CCO’s aggregate compensation amount from each Fund for its most recently completed fiscal year was not in excess of $60,000.

Comment No. 4:	Preliminary Proxy Materials for each of BCAT, ECAT, BIGZ, BMEZ and MUI. Please confirm that the definitive proxy materials will be filed no earlier than 30 calendar days after the Fund’s opposition statement is or was provided to the shareholder in accordance with Rule 14a-8(m)(3)(ii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Response:	The Funds confirm that the definitive proxy materials will be filed no earlier than 30 calendar days after the applicable opposition statement was provided to the shareholder in accordance with Rule 14a-8(m)(3)(ii) under the Exchange Act.

Comment No. 5:	All Additional Solicitation Materials. Please refrain from making the statement “your fund is under attack” in future solicitation materials.

Response:	The Funds will not make the statement “your fund is under attack” in future solicitation materials.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-3953 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Nicole M. Ventura

Nicole M. Ventura

cc:	Janey Ahn, Esq., BlackRock, Inc.

Benjamin Niehaus, Esq., BlackRock, Inc.

Bomi Lee, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP

Eli S. Schwartz, Esq., Willkie Farr & Gallagher LLP

April 25, 2024

Appendix A

BlackRock California Municipal Income Trust (File No. 811-10331)

BlackRock Capital Allocation Term Trust (File No. 811-23564)

BlackRock ESG Capital Allocation Term Trust (File No. 811-23701)

BlackRock Health Sciences Term Trust (File No. 811-23466)

BlackRock Innovation and Growth Term Trust (File No. 811-23625)

BlackRock Municipal Income Fund, Inc. (File No. 811-21348)

BlackRock MuniHoldings New York Quality Fund, Inc. (File No. 811-08217)

BlackRock MuniYield New York Quality Fund, Inc. (File No. 811-06500)

BlackRock MuniYield Pennsylvania Quality Fund (File No. 811-07136)

BlackRock New York Municipal Income Trust (File No. 811-10337)

BlackRock Science and Technology Term Trust (File No. 811-23428)